SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date May 30, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated May 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: May 30, 2007

BIOTECH HOLDINGS EXPANDS DISTRIBUTION OF ITS SUCANON TYPE II DIABETES DRUG IN LATIN AMERICA

Vancouver, B.C., May 30, 2007 - Biotech Holdings (the "Company", TSXV: BIO; OTC BB: BIOHF) reports that the Company has signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

The Colombian company will also be responsible for arranging and paying for all marketing and advertising expenditures in those markets. In order to speed revenue growth in these new markets, Biotech Holdings will transfer to the Colombian company the advertising and marketing expertise that Biotech has gained while marketing Sucanon in Mexico. Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population.

For further information, contact Austin Rand at Biotech Holdings, 1 888 216 111 (toll-free) 8a.m. to 4 p.m. Pacific time. For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Robert B. Rieveley, Pres.

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed. There is no assurance that regulatory approval will be obtained in any specific market, nor any assurance that sales, once begun, will be material.